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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION      [STAMP]
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    5     )*
                                          ---------

                               HF Financial Corp
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ( .01 par value )
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   404172 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

     Paul F. Phelan, P.O. Box 170, Rapid City, SD  57709 (605) 343-0820
     ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 30, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 404172 10 8                 13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


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 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       John Thomas Vucurevich
       ###-##-####

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
     Shares are owned by and for the above named individual

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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*

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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       United States citizen

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NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 199275
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    none
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    199275
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    none
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               199,275

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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.69%

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(14) TYPE OF REPORTING PERSON*
               IN

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                               SCHEDULE 13D

                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1:  SECURITY AND ISSUER
     This statement relates to the common stock of HF Financial Corp. whose corporate offices are located at 225 South Main, Sioux Falls, SD 57102.

ITEM 2:  IDENTITY AND BACKGROUND
     The individual filing this statement is John T. Vucurevich whose business address is 629 Quincy Street, P.O. Box 170, Rapid City, SD 57709. I have been a resident of Rapid City since 1945. I am presently a self employed investor who, since 1951, has been involved in banking and real estate in South Dakota, Wisconsin, Iowa and Montana. At various times I have held the position of President of different banks. I have never been convicted in a criminal proceeding nor am I now nor have been a party to a civil proceeding which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. As stated earlier, I am a citizen of the United States.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The amount of personal funds required to make the stock purchases to date have been disclosed in previous filings. At the present time, none of the Company shares owned by me are pledged or assigned in any manner.

ITEM 4:  PURPOSE OF TRANSACTION
     The purpose of the stock purchases have been solely for an investment. I have submitted a "Rebuttal of Control" with the Office of Thrift Supervision and have received permission along with members of my immediate family to acquire up to 24.9% of the outstanding common stock of HF Financial Corp. Such permission was granted on April 13, 1995. However, I view any future stock purchases as a passive investment and I do not expect to influence management in any manner whatsoever. My last Schedule 13D was filed August 1995, at which time I owned 9.81% of the common stock. From September 1997 through March 1998, I have gifted 99,425 shares of stock to various charitable organizations.

ITEM 5:  INTEREST IS SECURITIES OF THE ISSUER
     At the present time, I own 199,275 of the approximate

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                                                          Page  4  of  4  Pages
                                                               ---    ---

2,977,000 common shares outstanding. I have no beneficial ownership in any other shares nor do I have any right, either direct or indirect, to acquire additional shares. All of the stock presently owned by me has been purchased over the counter at market prices.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     I have not entered into any contracts, arrangements, or understandings with respect to securities of the issuer.

     No persons have been retained, employed or compensated on my behalf to make solicitations or recommendations to security holders, nor have I made any requests or invitations for tenders.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS
     There is no material required to be filed as exhibits.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This is an updated report. I had previously filed when I had attained 5%, and again when I attained 6% ownership, 7% ownership, 8% ownership and 9% ownership.

April 9, 1998                     /s/ John T. Vucurevich
                                  -----------------------------------
                                  John T. Vucurevich
                                  Individual